Exhibit (a)(1)(C)

The Stock Option Exchange Program
Frequently Asked Questions

The following frequently asked questions ("FAQs") are designed to provide answers to questions you may have about RadiSys Corporation's Stock Option Exchange Program (the "Exchange Program"). We encourage you to carefully read these FAQs and corresponding answers, as well as the other Exchange Program documents: the Offer to Exchange, the Stock Option Exchange Program Overview, and the announcement from Glenn Splieth sent to you on July 31, 2003. The Exchange Program is made subject to the terms and conditions of these documents, as they may be amended. Additional important information is contained in the other Exchange Program documents, which you should review so that you can make an informed decision regarding participation.

Program Design

Q1. What is the Exchange Program?

A1. The Exchange Program is a voluntary opportunity for employees to exchange eligible RadiSys stock options for a lesser number of new stock options with an exercise price equal to the closing price of shares of our common stock six months and one day after the date of cancellation of the old options. Eligible options are those options granted under our 1995 Stock Incentive Plan or our 2001 Nonqualified Stock Option Plan (collectively, the "Incentive Plans") with an exercise price of $20.00 per share or higher. Unless extended by the Company, the Exchange Program expires at 9:00 p.m. Pacific Time (U.S.), on Wednesday, August 27, 2003. We intend to cancel the surrendered options on Thursday, August 28, 2003, which is the first business day after the Exchange Program expires. The new options will be granted at least six months and one day after we cancel the options you have elected to exchange. We expect to make the new grants no earlier than March 1, 2004. The new options will have an exercise price equal to the closing price of shares of our common stock as reported by the Nasdaq National Market on the new option grant date.

Q2. Why is RadiSys offering this exchange?

A2. Stock options are an important component of RadiSys' Total Compensation strategy for employees. They allow you to share in any appreciation of our stock, facilitate a sense of ownership, and align your interests and those of our stockholders. Stock options help the Company retain and motivate the talent we already have and attract new recruits to RadiSys.

However, due to the sharp decline in our stock price, some of our outstanding options, whether or not they are currently vested, have exercise prices that are higher than the current market price of our common stock. These options are commonly referred to as being "underwater." The Exchange Program is designed to provide our employees the opportunity to replace "underwater" options with options that will have an exercise price equal to the closing price of shares of our common stock on the new option grant date and that may have greater potential to increase in value over time. We hope that this offer will foster retention of our valuable employees and better align the interests of our employees and shareholders to maximize shareholder value.

Q3. Are stock option exchange programs unusual?

A3. No. Given the weak performance of the stock market, a number of companies have conducted or are considering similar programs.

Q4. What option grants can I exchange?

A4. If you choose to participate, all outstanding options granted under the Incentive Plans, whether or not they are vested, with an exercise price greater than $20.00 must be exchanged.

Q5. How many new options will I receive in exchange for the options that I elect to exchange?

A5. The exchange ratio (i.e., the ratio between the number of eligible options surrendered and the number of new options you will receive) depends on the exercise price of your current option grant(s), as follows:

                                                    Exchange Ratio
              Exercise Price                (Eligible Option: New Option)

               $20.00-34.99                           1.40 : 1

             $35.00 or higher                         2.00 : 1

The number of options that you receive as a result of your decision to surrender and exchange your eligible options will be rounded up to the nearest whole share, and will be subject to adjustment for any stock splits, subdivisions, combinations, stock dividends and similar events that occur after the cancellation date but before the new option grant date. All new options will be subject to a new option agreement between you and RadiSys, the terms of which are described in this document, the Stock Option Exchange Program Overview, and the Offer to Exchange.

New options will be granted under our 2001 Nonqualified Stock Option Plan. All new options will be nonqualified options for U.S. federal income tax purposes. (See Question 29 for more information).

Q6. How were the exchange ratios determined, and why are they different for options with different exercise prices?

A6. We used an option pricing model used by most companies to estimate the theoretical value of each option. Using this model, we assigned a value to eligible options and to new options. We then determined the ratio of old to new options that would make the exchange approximately equivalent in value.

Q7. Why isn't the exchange ratio simply one-for-one?

A7. The exchange ratio is designed to be "value-neutral," meaning that the number of surrendered options have the same value as the new options you will receive. We feel that the exchange ratios are fair to you and responsible to the shareholders. One of our goals of this offer is to align the interests of employees and shareholders. You have the opportunity to replace your underwater options with options that may have greater value in the future. In turn, the shareholders will benefit because the exchange ratio will decrease the total number of options outstanding, thus decreasing potential shareholder dilution.

Eligibility

Q8. Who is eligible to participate in the Exchange Program?

A8. You are eligible to participate in the Exchange Program if you have eligible options that have been granted under our 1995 Stock Incentive Plan or our 2001 Nonqualified Stock Option Plan with an exercise price of $20.00 or more; you are a current employee of RadiSys or one of our subsidiaries; you reside in Germany, Japan, the United Kingdom (U.K.) or the United States (U.S.) on July 31, 2003; and you remain an employee through the option cancellation date, which we currently anticipate will be Thursday, August 28, 2003.

Members of our Board of Directors and the vice-presidents and executive officers (listed in Schedule A - Information Concerning the Directors, Vice-Presidents and Executive Officers of the Offer to Exchange) are not eligible to participate in the Exchange Program. Also ineligible are employees of RadiSys or one of our subsidiaries who reside in Israel or The Netherlands, due to local tax, securities, and labor restrictions.

Q9. Are employees outside of the U.S. eligible to participate?

A9. Yes. Employees of RadiSys or any of our subsidiaries on July 31, 2003 who are residents of Germany, Japan or the U.K. are eligible to participate, except as noted in Question 8 above.

If you are a tax resident of, or subject to tax laws of, a country other than the U.S., please be sure to read Schedule B - Guide to International Issues of the Offer to Exchange, which deals with the applicable tax consequences of the exchange in certain countries.

Q10. Do I have to satisfy any other eligibility requirements to receive the new options?

A10. Yes. To receive a new option, you must remain an employee of RadiSys or one of our subsidiaries through the new option grant date, which will be at least six months and one day after the cancellation date. If we do not extend the Exchange Program, we expect the new option grant date will be no earlier than March 1, 2004.

This means that if you die, become disabled, resign, are subject to involuntary termination by RadiSys, or otherwise terminate your employment with RadiSys or one of our subsidiaries or a successor entity through the new option grant date, you will not receive any new options or other compensation in exchange for the eligible options that you surrendered. Unless otherwise expressly provided by the applicable laws of a non-U.S. jurisdiction, your employment with RadiSys or one of our subsidiaries remains "at-will" and can be terminated by you or RadiSys or one of our subsidiaries at any time, with or without cause or notice.

Terms of the New Options

Q11. What will the exercise price of my new options be?

A11. The exercise price per share of the new options will be the closing price of shares of our common stock as reported by the Nasdaq National Market on the new option grant date, which is expected to be no earlier than March 1, 2004.

Because we will grant new options no earlier than the first business day that is at least six months and one day after the cancellation date, we cannot predict the exercise price of the new options. The new options may have a higher or lower exercise price than some or all of the eligible options that you surrender.

Q12. When will the options that I surrender actually be cancelled?

A12. The options you surrender for exchange will be cancelled no later than the first business day following the expiration date of the Exchange Program. As the offer expires on Wednesday, August 27, 2003, we expect the cancellation date to be Thursday, August 28, 2003. However, if the Company decides to extend the offer, we currently anticipate that the cancellation date will be the next business day after the extended offer expires.

Q13. When will I receive my new options?

A13. The new option grant date is currently expected to be a date that is at least six months and one day after the cancellation date, or March 1, 2004. We will not grant the new options before the new option grant date.

Approximately one week after the offering period expiration date, RadiSys and Mellon will send you notification to your RadiSys e-mail address that we have accepted your surrendered eligible options for exchange and that we will issue to you the new options in accordance with and subject to the terms and conditions of the Exchange Program. If you reside and are employed in Japan, your notification will be mailed by first-class mail to your work office. If you are on a leave of absence, your notification will be mailed by first-class mail to your home.

Q14. When will the new options vest?

A14. None of the new options will be vested or exercisable during the six-month period after the new option grant date. After this time, approximately 33.33%* of the total number of options granted will become vested and exercisable. From that point on, approximately 2.78%* of the options will vest each month and become exercisable. Your options will be fully vested two and one-half years (30 months) after the new option grant date. This means that all your new options would be completely unvested at the time of the new grant, regardless of whether your surrendered options were partially or fully vested. Once your new options have vested, you may exercise them at any time. Options will only vest if you remain a Company employee, and only you may exercise them. Options that are not vested when your employment ends cannot be exercised and will be forfeited.

To illustrate how vesting works, let's assume you receive a new stock option grant to purchase 1,000 shares in exchange for eligible options you surrendered. Six months after the new option grant date, you would be vested in approximately 33.33% of your new shares, or approximately 333 shares. After that, approximately 2.78%* of the total shares granted, or approximately 28, shares would vest each month until the option grant is fully vested two and one-half years following the grant date.

* Shares do not vest fractionally. EquitEase, RadiSys' stock administrator, applies a rounding factor at the first vesting date (six months following the grant date) and during the subsequent 24-month period. The number of shares that vest each month will vary slightly. However, at the end of the 30-month period, you will be vested in the exact number of shares granted to you (assuming continued employment with RadiSys or one of our subsidiaries).

Q15. What kind of options will the new options be?

A15. All of the new options will be "nonqualified stock options," commonly referred to as "NSOs." Even if you surrender an incentive stock option ("ISO"), you will receive an NSO in exchange for it.

Q16. When will the new options expire?

A16. The new options will expire seven years from the new option grant date, or earlier if your employment with RadiSys terminates for any reason.

Participation

Q17. Do I have to participate in this Exchange Program?

A17. No, participation in this offer is completely voluntary.

Q18. How can I find out the details of my eligible option grants?

A18. You can find out the details of all your option grants--whether eligible or ineligible--on your personalized Election Agreement. The majority of employees will access their personalized Election Agreements online on Mellon's web site. However, employees in Germany and Japan, as well as employees on an authorized leave of absence, will receive hard copy Election Agreements.

All of your outstanding option grants will be listed on your Election Agreement, regardless of whether they are eligible for the Exchange Program. It is possible that none of your option grants will be eligible for the Exchange Program, but we are providing you with this information so you can keep track of your outstanding options.

If you believe there is a discrepancy with your option grants listed on your Election Agreement, please contact Mellon from 5:00 a.m. to 4:00 p.m., Pacific Time (U.S.), Monday through Friday, at:

o     1-888-256-2709 (Calling from within the U.S.)

o     +201-329-8905 (Calling from outside the U.S.)

Q19. If I choose to participate, do I have to exchange all of my eligible option grants?

A19. Yes. You cannot "pick and choose" from among your eligible option grants. For example, if you have option grants with exercise prices of $18.00, $20.00, $24.00, and $26.00, you must surrender all of the grants, except the one with an exercise price of $18.00, since it is not eligible for exchange. Furthermore, if you choose to exchange your eligible stock option grants, you must surrender the full number of outstanding shares subject to the option grants. We cannot accept partial surrenders of option grants. For example, if you have an eligible option grant with 2,000 shares outstanding, you could not surrender 1,000 shares--you must surrender all 2,000 shares.

Because one of our objectives in offering the Exchange Program is to reduce the total number of outstanding options, which can dilute the value of our shares, you must exchange all of your eligible stock option grants in order to participate in the Exchange Program.

Q20. When does the Exchange Program end?

A20. This offer ends on Wednesday, August 27, 2003, at 9:00 p.m., Pacific Time. We refer to this date and time as the expiration date, unless we extend the period during which the Exchange Program will remain open. If we extend the Exchange Program offering period, the term "expiration date" will refer to the time and date at which the extended Exchange Program expires. If we extend the Exchange Program offering period, we will issue a public announcement regarding the extension.

Q21. Can the offering period be extended, and will RadiSys let me know if this occurs?

A21. We may, in our discretion, extend the Exchange Program offering period at any time, but we do not currently expect to do so. If we extend the Exchange Program offering period, we will issue a press release or other public announcement disclosing the extension no later than 9:00 a.m., Pacific Time (U.S.), on the next business day following the previously scheduled expiration date of the Exchange Program.

Q22. I've decided to exchange my options. How I do participate?

A22. We have two different election processes--the one you must follow depends on where you reside and are employed:

Employees in the U.S. and the U.K.

If you reside and are employed in the U.S. or the U.K., you must make your election on Mellon's web site to elect to exchange options. To access Mellon's web site, you will need a personal identification number ("PIN"), which Mellon is sending by e-mail (to your RadiSys e-mail address) to the majority of employees on July 31, 2003. If you are on an authorized leave of absence, Mellon is sending your PIN by first-class mail to your home address. If you have not received your PIN by August 8, 2003, call Mellon at:

o     1-888-256-2709 (Calling from within the U.S.)

o     +201-329-8905 (Calling from outside the U.S.)

You must do the following by 9:00 p.m., Pacific Time (U.S.), on Wednesday, August 27, 2003:

1) Log onto the Mellon web site at https://www.corporate-action.net/RadiSys, and press the "Continue" button.

2)    Enter your 9-digit PIN, and press the "Continue" button.

3) On the following screen, enter your 3- or 4-digit employee ID number (without any leading zeros; for example, if your employee number is 001322, just enter 1322) and your birth date, and press the "Continue" button.

4) You should now be successfully logged in. You will see a page with your personal information, including all of your eligible stock option grants. To participate, you must select the "Exchange My Options" button from the "Election Agreement" web page space. Print a copy of the confirmation screen for your records.

If you are on an authorized leave of absence, you may also make your election by submitting your signed, hard copy Election Agreement using one of the delivery methods listed below.

Employees in Germany and Japan

If you reside and are employed in Germany or Japan, you must return a signed copy of your Election Agreement to Mellon to validly exchange your options. (Employees in Germany: Even if you make an election online on Mellon's Web site, it will not be valid--only the election you make by mailing your hard copy Election Agreement will be valid).

You must sign your Election Agreement and return to Mellon, using one of the following methods:

            By Fax:                               By Mail:                       By Overnight Courier:
 Mellon Investor Services LLC           Mellon Investor Services LLC         Mellon Investor Services LLC
 +201-329-8456                          Attn: Reorganization Dept.           Attn: Reorganization Dept.
                                        P. O. Box 3301                       85 Challenger Road
                                        South Hackensack, NJ 07606           Mail Drop-Reorg
                                                                             Ridgefield Park, NJ 07660

In order for your election to be valid, your election must be RECEIVED by Mellon in accordance with these instructions by 9:00 p.m., Pacific Time (U.S.), on Wednesday, August 27, 2003, unless extended by RadiSys. You are responsible for ensuring the successful delivery of your Election Agreement. Please allow for enough delivery time based on the method of delivery that you choose to ensure we receive your Election Agreement on time. This is a one-time offer, and we will strictly enforce the expiration date.

Please keep a signed copy of your Election Agreement for your records.

Q23. How should I confirm that my election was received?

A23. If you used the Mellon Web site to elect to participate (see question 22 above), you will see a confirmation screen after you successfully elect to participate. You should print a copy of this screen and save it for your records.

If you mailed a hard copy Election Agreement to elect to participate (see question 22 above), you should save a copy of your Election Agreement for your records. If you wish, you may call Mellon at the number below to confirm that your form was received. Mellon customer service representatives are available Monday through Friday between the hours of 5:00 a.m. and 4:00 p.m., Pacific Time (U.S.) at:

o     1-888-256-2709 (Calling from within the U.S.)

o     +201-329-8905 (Calling from outside the U.S.)

Approximately one week after the cancellation date, Mellon will send a "Confirmation of Cancellation of Tendered Options and Promise to Grant New Options" to all employees who elected to participate. Mellon will send a "Notice of No Election" to employees who did not elect to participate. These letters will be sent by e-mail to your RadiSys e-mail address. Employees who are on an authorized leave of absence will receive their notice by first-class mail at home. Employees who reside and are employed in Japan will receive this letter in their employee mailbox.

Q24. If I choose not to participate, what do I have to do?

Q24. Nothing. You do not have to submit an Election Agreement (either online or hard copy) if you do not want to participate in the Exchange Program (i.e., if you want to keep your outstanding options).

Q25. What happens to my eligible options if I elect not to participate in the Exchange Program?

A25. If you choose not to exchange your options, they will remain outstanding until you exercise your vested shares or they expire by their terms, and they will retain their current exercise price and vesting schedule.

Q26. Can I withdraw previously surrendered options?

A26. Yes, as long as you withdraw all of the eligible options that you previously elected to exchange before the Exchange Program expires at 9:00 p.m., Pacific Time (U.S.), on Wednesday, August 27, 2003. You may not withdraw options after the expiration date. If we extend the Exchange Program offering period beyond August 27, 2003, you may withdraw the eligible options that you previously elected to exchange at any time before the extended expiration date of the Exchange Program.

Although we intend to promptly accept all eligible options validly elected to be exchanged, if we have not accepted your eligible options by 8:59 p.m., Pacific Time (U.S.), on September 25, 2003, you may withdraw the eligible options that you previously elected to exchange.

To withdraw previously surrendered options, you must use the same method you used to elect to participate, as explained in question 22 above:

o If you made your election using the Mellon web site, and you later withdraw your election, your previous election will be disregarded. The latest election that you make on the Mellon web site by the expiration date will be the one that we use to determine your participation in the Exchange Program.

o If you made your election using a hard copy Election Agreement, you may withdraw your election by completing a new Election Agreement and returning it by mail to the address listed in question 22 above. The latest Election Agreement that Mellon receives by the expiration date will be the one that we use to determine your participation in the Exchange Program. If you wish to obtain a duplicate copy of the Election Agreement in order to change your election, call Mellon at the telephone number listed in Question 23 above.

Whether you use the Mellon Web site or a hard copy Election Agreement, your election to withdraw must be RECEIVED by Mellon in accordance with these instructions by 9:00 p.m., Pacific Time (U.S.), on Wednesday, August 27, 2003. If we extend the Exchange Program offering period beyond that time, you may withdraw your eligible options at any time until the extended expiration date of the Exchange Program.

If you withdraw options, you may re-elect to exchange them only by following the steps as outlined in question 22 above. If you wish to obtain a duplicate copy of the Election Agreement in order to change your election, call Mellon at the telephone number listed in Question 23 above.

Q27. If I am on an approved leave of absence or go on an approved leave of absence before the Exchange Program expires, can I still exchange eligible options?

A27. Yes. If you are an eligible employee on an approved leave of absence or plan to go on an approved leave of absence for any reason before the expiration date of the Exchange Program, you may participate in this program and exchange your eligible options.

You must be employed by RadiSys or one of our subsidiaries through the new option grant date in order to receive a new option. If you are on an approved leave of absence and still employed by RadiSys or one of our subsidiaries on the new option grant date, you will receive a new option. (See question 28 below for more information.)

Q28. What types of leaves of absence are considered "authorized"?

A28. An authorized leave of absence is a leave of absence that has been approved in accordance with policy or practice by RadiSys. Authorized leaves include approved bereavement leave; family medical leave; personal medical leave; jury duty leave; maternity and paternity leave; personal leave; and military leave.

Taxes

Q29. Will I have to pay taxes if I exchange my options?

A29. If you exchange your eligible options for new options, you will not be required under current law to recognize income for U.S. federal income tax purposes either at the time you agree to exchange the option or at the time the new option is granted to you pursuant to the Exchange Program. All new options will be granted as nonqualified stock options. When you exercise a new option, the difference between the exercise price of the new option and the fair market value of the shares subject to the new option on the date of exercise will be considered compensation income for U.S. federal income tax purposes taxable to you.

If you are a tax resident of, or subject to tax laws of, a country other than the U.S., the tax consequences of participating in the Exchange Program may be different for you. If you are a resident of Germany, Japan, or the United Kingdom, you should read the discussion in the Offer to Exchange in Section 14 and Schedule B - Guide to International Issues regarding the potential tax consequences in the country in which you are subject to tax.

We strongly recommend that all employees consult with their own tax advisor to determine their personal tax consequences of participating in the Exchange Program. If you are a resident of, or subject to the tax laws of, more than one country, you should be aware that there may be other tax and social insurance consequences that apply to you.

Program Administration

Q30. What happens to options that I surrender for exchange?

A30. Options that are accepted for exchange will be cancelled on the cancellation date.

Q31. What happens to my outstanding options that are not eligible to be exchanged?

A31. The Exchange Program will have no effect on options that are not eligible. Those options will remain outstanding in accordance with, and subject to, their current terms.

Q32. Why can't I receive my new options immediately after the cancellation date?

A32. By deferring the grant of the new options for at least six months and one day, we believe that we will avoid the impact of certain non-cash accounting charges that would be calculated based on fluctuations in our stock price. (See
Section 12)

Q33. Is this a repricing?

A33. No. The Financial Accounting Standards Board has adopted rules that result in unfavorable accounting consequences for companies that reprice options. If we repriced your options, our potential for profitability in the future could be significantly reduced because we would be required to record a charge against earnings with respect to any future appreciation of the repriced options.

Q34. Why can't the Company just grant me more new options without canceling my old options?

A34. Because of the large number of underwater options outstanding, a grant of additional options to all RadiSys employees holding underwater options could significantly dilute our stock, which could have a potentially negative impact on our outstanding shares, stock price and earnings per share. Additionally, we have a limited number of options that we may grant without stockholder approval, and our current reserves must be conserved for ongoing grants and new hires.

Q35. Will the Company grant options to employees between the first day of the offering period and the cancellation date?

A35. No. To avoid any possible adverse accounting consequences, we do not intend to grant options to any employees during the period between July 31, 2003 and March 1, 2004, regardless of whether an employee participates in the Exchange Program. Stock option grants will be made to new hires.

Q36. If I elect to participate in the Exchange Program, will I be eligible to receive other option grants before I receive my new options?

A36. No. If you elect to participate in the Exchange Program, you cannot receive any other option grants before you receive your new options. We will defer granting you any other options to avoid incurring a compensation expense against our earnings due to accounting rules that could apply to these interim option grants as a result of the Exchange Program.

Risk and Other Issues

Q37. What happens if I leave RadiSys after surrendering my options?

A37. To receive a grant of new options, you must be employed by RadiSys through the new option grant date. RadiSys will grant new options at least six months and one day after the cancellation date. We expect that the new option grant date will be no earlier than March 1, 2004. If, for any reason, you are not employed by RadiSys or one of our subsidiaries on the new option grant date, you will not receive any new options or other compensation in exchange for the options that you surrendered and were subsequently cancelled.

Unless otherwise expressly provided by the applicable laws of a non-U.S. jurisdiction, your employment with RadiSys remains "at-will", regardless of your participation in the Exchange Program and can be terminated by either you or RadiSys at any time, with or without cause or notice.

Q38. Are there circumstances under which I would not be granted new options?

A38. Yes. If for any reason you are no longer an employee of RadiSys or one of our subsidiaries on the new option grant date, you will not receive any new options. Unless otherwise expressly provided by the applicable laws of a non-U.S. jurisdiction, your employment with us or one of our subsidiaries will remain "at-will" regardless of your participation in the Exchange Program and can be terminated by you or RadiSys or one of our subsidiaries at any time, with or without cause or notice.

Moreover, even if we accept your eligible options, we will not grant new options to you if we are prohibited from doing so by applicable law. For example, we could become prohibited from granting new options as a result of changes in SEC rules, regulations, or policies; Nasdaq National Market listing requirements; or the laws of a non-U.S. jurisdiction. We do not currently anticipate any such prohibitions.

Q39. Will I be required to give up all of my rights under the cancelled options?

A39. Yes. Once we have accepted eligible options that you surrender for exchange, your exchanged options will be cancelled and you will no longer have any rights under those surrendered options. We intend to cancel all eligible options accepted for exchange on the cancellation date, which will be no later than the first business day after the Exchange Program expires. We currently expect the cancellation date to be Thursday, August 28, 2003.

Q40. What are the conditions of the Exchange Program?

A40. Participation in the Exchange Program is completely voluntary. The completion of the Exchange Program is subject to a number of customary conditions that are described in Section 7 of the Offer to Exchange. If any of these conditions are not satisfied, we will not be obligated to accept and exchange any properly tendered eligible options. Prior to the expiration date of the Exchange Program and subject to applicable law, we reserve the right to amend the Exchange Program for any or no reason.

Q41. What if another company acquires us in a merger or stock acquisition?

A41. Although we are not anticipating any such merger or acquisition, if we merge or consolidate with or are acquired by another entity between the expiration date and the new option grant date, then the resulting entity will be obligated to grant the new options under the same terms as provided in the Offer to Exchange. This applies in the event of a merger or consolidation of RadiSys but not to a merger, divestiture, outsourcing, or consolidation of only a business unit or product line. However, the type of security and the number of shares covered by each new option would be adjusted based on the consideration per share given to holders of options to acquire our common stock that are outstanding at the time of the acquisition. Such new options will have an exercise price at least equal to the fair market value of the acquirer's stock on the new option grant date. As a result of this adjustment, you may receive options for more or fewer shares of the acquirer's common stock than the number of shares subject to the eligible options that you exchange or than the number you would have received pursuant to a new option if no acquisition had occurred.

Regardless of any such merger, consolidation or acquisition, the new option grant date will be the first business day that is at least six months and one day after the cancellation date, except where prohibited under local law. Consequently, you may not be able to exercise your new options until after the effective date of the merger, consolidation, or acquisition. If you elect to exchange your options pursuant to the Exchange Program and the merger, consolidation or acquisition occurs after the expiration date but before the new option grant date, you will not be able to exercise your option to purchase our common stock before the effective date of the merger, consolidation, or acquisition.

You should be aware that these types of transactions could significantly affect our stock price, including potentially substantially increasing the price of our shares. Depending on the timing and structure of a transaction of this type, you might lose the benefit of any price appreciation in our common stock resulting from a merger or acquisition. The exercise price of any new options granted to you after the announcement of a merger, consolidation or acquisition of RadiSys would reflect any appreciation in our stock price resulting from the announcement, and could therefore exceed the exercise price of your eligible options. This could result in option holders who do not participate in this Exchange Program receiving a greater financial benefit than option holders who do participate. In addition, your new options may be exercisable for stock of the acquirer, not RadiSys common stock, while option holders who decide not to participate in this Exchange Program could exercise their eligible options before the effective date of the merger or acquisition and sell their RadiSys common stock before the effective date.

Finally, if another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all of RadiSys' employees before the grant of the new options under this stock option exchange program. Termination of your employment for this or any other reason before the new options are granted means that you will receive neither new options nor any other compensation for your cancelled eligible options.

Q42. How should I decide whether to participate?

A42. We understand that this will be an important decision for all eligible employees, as the Exchange Program involves risk. The decision to participate must be your personal decision, and will depend largely on your assessment of your existing stock option holdings and your assumptions about the future overall economic environment, performance of our business, and our stock price.

Q43. Can RadiSys make any recommendation as to whether I should exchange my eligible options?

A43. No. We are not making any recommendation as to whether you should accept the offer to exchange your eligible options. You must make your own decision as to whether or not to accept the offer to exchange. For questions regarding personal tax implications or other investment-related questions, you should talk to your own legal counsel, accountant, and/or financial advisor.

Q44. Who can I contact if I have any questions about the Exchange Program or need additional copies of any Exchange Program documents?

A44. For additional information or assistance, you should contact Mellon Investor Services. Customer service representatives are available Monday through Friday from 5:00 a.m. to 4:00 p.m., Pacific Time (U.S.) at:

o     1-888-256-2709 (Calling from within the U.S.)

o     +201-329-8905 (Calling from outside the U.S.).

If you require a translator, a customer service representative will connect you with one and answer any questions you have over the phone.

This and other educational tools related to the Exchange Program are provided as general information and do not take the place of the Offer to Exchange filed with the Securities and Exchange Commission as part of our Schedule TO-I. Employees should consult the Offer to Exchange for specific details of the Exchange Program.